September 11, 2009

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 7010 Washington, D.C. 20549-3561
Attn:	H. Roger Schwall, Assistant Director

Re:	Resolute Energy Corporation
Registration Statement on Form S-4
Filed August 6, 2009
File No. 333-161076
Dear Mr. Schwall:
On behalf of Resolute Energy Corporation, a Delaware corporation (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-4, File No. 333-161076, filed on August 6, 2009 and as amended on August 31, 2009, September 8, 2009 and September 9, 2009 (the “Registration Statement”).
The Registration Statement has been amended to reflect responses to the oral comments received from the Securities and Exchange Commission Staff (the “Staff”) by telephonic conferences between Mr. Schwall, Ms. McNeil, Mr. Levenberg, Mr. Deeken and Mr. Arney on September 10, 2009, relating to the Registration Statement. For your convenience, each response is presented in the numerical order in which the oral comments were telephonically given. Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement. Page references in the following responses to the Staff’s comments refer to pages of the Amendment.
1.	Response. In response to the Staff’s comment, the date of the stockholder and warrantholder meetings has been postponed to September 24, 2009.
2.	Response. Once our acceleration request is granted, we anticipate the following timetable (i) 2-4 hours to file the definitive prospectus and proxy statement, (ii) up to 36 hours to print the proxy materials and deliver such materials to the transfer agent (for record holders) and proxy solicitor (for beneficial owners), and (iii) up to 3 hours for the transfer agent and proxy solicitor to prepare the materials for mailing. Once prepared, the proxy materials will be mailed via overnight delivery by Federal Express. Based on this timetable and assuming the Registration Statement is declared effective on Friday, September 11, we anticipate we would print the proxy materials over the weekend and mail the proxy materials on Monday morning for delivery by Tuesday morning.
3.	Response. In response to the Staff’s comment, the date of the stockholder and warrantholder meetings has been postponed to September 24, 2009.
4.	Response. We acknowledge the Staff’s comment.

September 11, 2009
Securities and Exchange Commission
5.	Response. In response to the Staff’s comment, we have revised the disclosures in the Amendment to clarify that stockholders of record may only vote by mailing a proxy card and that stockholders who own their shares in “street name” may vote in accordance with instructions provided by their broker or bank which may include instructions for voting by telephone or Internet. In accordance with such clarification, we have revised the disclosures on the cover page, the notices and on pages 12, 13 and 80 of the Amendment.
6.	Response. In response to the Staff’s comment, we have revised the disclosure on pages 20, 70 and 135 of the Amendment to highlight that HACI stockholders and warrantholders may change their vote in light of a waiver of a closing condition deemed sufficiently material to require supplemental disclosure and that any supplemental disclosure would state in bold face prominent text such opportunity to change their vote. We further revised this disclosure to make clear that the meetings would be adjourned in the event that any such supplemental disclosure would be required within two business days of the vote; provided that in no event would the meetings be adjourned to a date past September 28, 2009.
7. Response. Please see Response 6 above.
8. Response. We acknowledge the Staff’s comment.
9.	Response. In response to the Staff’s comment, we have revised pages 35-38 of the Amendment to move footnote (38) to footnote (5).
10.	Response. In response to Staff’s comment, we have revised the cover page and page 21 of the Amendment to correct the errors.

September 11, 2009
Securities and Exchange Commission
     If you have any questions with respect to the foregoing, please call the undersigned at (303) 534-4600 or Ronald R. Levine, II at (303) 892-9400.
Sincerely,
/s/ James M. Piccone
James M. Piccone
President and General Counsel